UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of October 2021

Commission File Number: 001 — 40841

TDCX Inc.

750D Chai Chee Road,

#06-01/06 ESR BizPark @ Chai Chee

Singapore 469004

(65) 6309-1688

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :  ☐

EXHIBITS

Exhibit 99.1	Announcement — Full Exercise of the Over-allotment Option

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TDCX INC.

By:	/s/ Laurent Junique
Name:	Laurent Junique
Title:	Executive Chairman and Chief Executive Officer

Date: October 12, 2021